March 10, 2025

Michael Comparato
Chief Executive Officer
Franklin BSP Real Estate Debt, Inc.
One Madison Avenue, Suite 1600
New York, New York 10010

       Re: Franklin BSP Real Estate Debt, Inc.
           Registration Statement on Form 10-12G
           Filed November 8, 2024
           File No. 000-56705
Dear Michael Comparato:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael McTiernan, Esq.